CUSIP No. G67543101

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel:  41 21 732 01 01

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,311,151(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,311,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,311,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 100%(2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons André Kudelski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,311,151(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,311,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,311,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 100%(2)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive USA, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,206,154(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,206,154(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 24.7%(4)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,202,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,202,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,202,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 91.4%(5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

(1)

Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 84,202,800 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA, and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held of record by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)

Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 92,104,997 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding following completion by the Issuer on March 26, 2010 of the redemption of its outstanding Class A ordinary shares (other than any such shares held by Kudelski Cayman, Kudelski US or Kudelski SA and other than shares held by shareholders who validly dissented from such redemption), for $1.55 per share, without interest and less applicable withholding taxes (the “Redemption”). The Class A ordinary shares of the Issuer held by shareholders who validly dissented from the Redemption have not been redeemed but such dissenting shareholders have no rights with respect to such shares other than the right to receive the fair value of such shares as determined in accordance with the laws of the British Virgin Islands. Accordingly, the Reporting Persons have excluded such shares in determining the percentage of the Class A ordinary shares beneficially owned by each Reporting Person. As reported in the Issuer’s Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 29, 2010, four registered holders of an aggregate of 100,593 Class A ordinary shares of the Issuer submitted letters seeking to dissent from the Redemption. The reported percentage assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held of record by Kudelski US into the same number of Class A ordinary shares of the Issuer.

(3)	Includes 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held of record by Kudelski US.

(4)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 92,104,997 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding following completion of the Redemption. The Class A ordinary shares of the Issuer held by shareholders who validly dissented from the Redemption have been excluded in determining the percentage of the Class A ordinary shares beneficially owned by each Reporting Person. The reported percentage assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held of record by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 76.6% of the voting power of the outstanding ordinary shares of the Issuer.

(5)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 92,104,997 Class A ordinary shares of the Issuer issued and outstanding following completion of the Redemption. The Class A ordinary shares of the Issuer held by shareholders who validly dissented from the Redemption have been excluded in determining the percentage of the Class A ordinary shares beneficially owned by each Reporting Person.

CUSIP No. G67543101

This Amendment No. 11 (this “Amendment No. 11”) relates to and amends the statement on Schedule 13D filed by Kudelski SA, a public limited company organized under the laws of Switzerland, Kudelski Interactive USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski US”), Kudelski Interactive Cayman, Ltd., an exempt company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski Cayman”), and André Kudelski, a Swiss citizen (collectively, the “Reporting Persons”), as such statement on Schedule 13D has been amended through the date hereof (the “Statement”), with respect to the Class A ordinary shares of no par value (“Shares”) of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Issuer”).  This Amendment No. 11 also relates to the Shares issuable upon conversion of Class B ordinary shares of the Issuer.

This Amendment No. 11 is being filed to report, among other things, the completion of the Redemption (as defined in Amendment No. 9 to the Statement).

Items 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter set forth.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented, in pertinent part, by the following:

On March 26, 2010, the Issuer issued a press release announcing the completion of the Redemption (the “Press Release”).  According to the Press Release, in connection with the Redemption, the Shares have been voluntarily delisted from The NASDAQ Global Market and the Issuer intends to file a Form 15 with the Securities and Exchange Commission in order to deregister the Shares and terminate the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b), insofar as they relate to the beneficial ownership of Shares and Class B ordinary shares of the Issuer by the below listed entities and individual, are hereby amended and restated as follows:

Kudelski SA may be deemed to be the beneficial owner of 92,104,997 Shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Shares.  Based upon 92,104,997 Shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding following completion by the Issuer on March 26, 2010 of the Redemption, and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski SA beneficially owns 100% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  The Shares held by shareholders who validly dissented from the Redemption have not been redeemed but such dissenting shareholders have no rights with respect to such Shares other than the right to receive the fair value of such Shares as determined in accordance with the laws of the British Virgin Islands.  Accordingly, such Shares have been excluded in determining the percentage of the Shares beneficially owned by Kudelski SA.  As reported in the Press Release, four registered holders of an aggregate of 100,593 Shares submitted letters seeking to dissent from the Redemption.  André Kudelski may also be deemed to be the beneficial owner of the Shares and the Class B ordinary shares of the Issuer beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.  Each of Kudelski SA and Mr. Kudelski may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski SA.

CUSIP No. G67543101

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer.  The Class B ordinary shares are convertible at any time into an equal number of Shares.  Based upon 92,104,997 Shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding following completion by the Issuer on March 26, 2010 of the Redemption, and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski US beneficially owns approximately 24.7% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  The Shares held by shareholders who validly dissented from the Redemption have been excluded in determining the percentage of the Shares beneficially owned by Kudelski US.  Kudelski SA may also be deemed to be the beneficial owner of the ordinary shares of the Issuer beneficially owned by Kudelski US since Kudelski US is an indirect wholly owned subsidiary of Kudelski SA.  Each of Kudelski SA and Kudelski US may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski US.

Kudelski Cayman is the beneficial owner of 84,202,800 Shares.  Based upon 92,104,997 Shares issued and outstanding following completion by the Issuer on March 26, 2010 of the Redemption, Kudelski Cayman beneficially owns approximately 91.4% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  The Shares held by shareholders who validly dissented from the Redemption have been excluded in determining the percentage of the Shares beneficially owned by Kudelski Cayman.  Kudelski SA may also be deemed to be the beneficial owner of the Shares beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.  Each of Kudelski SA and Kudelski Cayman may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski Cayman.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 7.1

Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009).

Exhibit 7.2

Power of Attorney, dated November 23, 2009, by André Kudelski (incorporated by reference to Exhibit 7.4 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 27, 2009).

CUSIP No. G67543101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ Mauro Saladini
Name:	Mauro Saladini
Title:	Executive Vice President and Chief Financial Officer

/s/ Santino Rumasuglia
Santino Rumasuglia, as attorney-in-fact for André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

By:	/s/ Santino Rumasuglia
Name:	Santino Rumasuglia
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer